EXHIBIT 99.1

THIS AMENDING AGREEMENT made as of the 12th day of May, 2021.

AMONG:

WHEATON PRECIOUS METALS CORP. (the “Company”)

- and -

BOFA SECURITIES, INC.

MERRILL LYNCH CANADA INC.

BMO CAPITAL MARKETS CORP.

BMO NESBITT BURNS INC.

RBC CAPITAL MARKETS, LLC

RBC DOMINION SECURITIES INC.

SCOTIA CAPITAL (USA) INC.

SCOTIA CAPITAL INC.

CIBC WORLD MARKETS INC.

TD SECURITIES INC.

NATIONAL BANK FINANCIAL INC.

MUFG SECURITIES AMERICAS INC.

MIZUHO SECURITIES USA LLC

EIGHT CAPITAL

RAYMOND JAMES LTD.

CANACCORD GENUITY CORP.

(collectively, the “Agents”)

WHEREAS:

A.	The Company and the Agents entered into an ATM Equity Offering Sales Agreement dated April 16, 2020 (the “Sales Agreement”); and
B.	The Company and the Agents wish to amend the Sales Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Sales Agreement as provided herein:

Section	1 General

In this Amending Agreement (including the recitals), unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Sales Agreement (including as amended by this Amending Agreement).

Section	2 To be Read with Sales Agreement

This Amending Agreement is an amendment to the Sales Agreement. Unless the context of this Amending Agreement otherwise requires, the Sales Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Sales Agreement and this Amending Agreement were contained in one agreement. The term “Agreement” when used in the Sales Agreement means the Sales Agreement as amended, supplemented or modified from time to time (including as amended by this Amending Agreement).

Section	3 Amendments

(a)         The first sentence of the second paragraph of the Sales Agreement is hereby amended by adding the words “and territories” after the words “in each of the provinces” and by removing the words “the Exemption (as defined herein) and”, such that the first sentence of the second paragraph of the Sales Agreement, as amended, reads as follows:

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) the Canadian Preliminary Base Prospectus (as defined herein) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate amount of up to US$2,000,000,000 (or the equivalent thereof in other currencies) in the Company’s Common Shares, preferred shares, debt securities, subscription receipts, units and warrants (collectively, the “Shelf Securities”) in each case in accordance with the applicable laws, rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), as modified by the Translation Decision (as defined herein) (the “Canadian Securities Laws”).

(b)        The twelfth sentence of the second paragraph of the Sales Agreement is hereby amended by replacing the words “means the decision” with the words “means the decisions” and by adding the words “and April 9, 2021” after the words “April 14, 2020” such that the twelfth sentence of the second paragraph of the Sales Agreement, as amended, reads as follows:

The “Translation Decision” means the decisions of the Autorité des marchés financiers dated April 14, 2020 and April 9, 2021 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus Supplement and the documents incorporated by reference in the Canadian Prospectus Supplement be publicly filed in both the French and English languages.

(c)       Subsection 1(iii) of the Sales Agreement is hereby amended by adding the words “the London Stock Exchange (“LSE”)” after the words “the Toronto Stock Exchange (“TSX”),”, such that subsection 1(iii) of the Sales Agreement, as amended, reads as follows:

Other than customary post-closing filings required by applicable Canadian Securities Laws, “blue sky laws” in the United States, the Toronto Stock Exchange (“TSX”), the London Stock Exchange (“LSE”) and New York Stock Exchange (“NYSE”), and other than as specified in this Agreement, all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement, the issuance of the Shares and the consummation of the transactions contemplated hereby, have been made or obtained, as applicable.

(d)       Subsection 1(v) of the Sales Agreement is hereby amended by adding the words “, LSE” after the words “the TSX”, such that subsection 1(v) of the Sales Agreement, as amended, reads as follows:

Each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the issue and sale of the Shares and the use of proceeds thereof as described in the Registration Statement, the General Disclosure Package and the Prospectuses under the caption “Use of Proceeds” and the consummation of the transactions contemplated in this Agreement, does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation of a mortgage, lien, pledge, charge, security interest, encumbrance, claim or demand upon any property or assets of the Company or any subsidiary (whether after notice or lapse of time or both) under, (A) any statute, rule or regulation applicable to the Company or any subsidiary including, without limitation, the 1933 Act, the 1934 Act, the 1933 Regulations, the 1934 Regulations, the Canadian Securities Laws and the policies, rules and regulations of the TSX, LSE and NYSE; (B) the articles, by-laws or resolutions of the Company or any subsidiary which are in effect at the date hereof; (C) any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liabilities (each, a “Debt Instrument”), note, indenture, mortgage or other form of indebtedness, contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements, to which the Company or any subsidiary is a party and which is material to the Company and the subsidiaries taken as a whole (each, a “Material Contract”); or (D) any judgment, decree or order binding the Company or any subsidiary or the property or assets of the Company or any subsidiary, except in the case of clauses (A), (C) and (D), as would not singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e)       Subsection 1(xv) of the Sales Agreement is hereby amended by adding the words “, LSE” after the words “the TSX”, such that subsection 1(xv) of the Sales Agreement, as amended, reads as follows:

Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, or except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and its subsidiaries (i) have conducted and are conducting their business in compliance with all applicable laws, rules, codes, policies, ordinances and regulations (including all orders, consent decrees and judgments) of each jurisdiction in which it carries on business (including, without limitation, all applicable Canadian and United States federal, provincial, state, municipal and local laws, regulations and other lawful requirements of any governmental or regulatory body) and the rules and policies of the TSX, LSE and NYSE applicable to the Company, (ii) have all required permits, authorizations and approvals required under any such laws, rules, codes, policies, ordinances and regulations to carry on the business as currently conducted, (iii) have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, rules, codes, policies, ordinances or regulations under any such permit, authorization or approval, and (iv) are not in violation of their respective charters, articles, by-laws or similar organizational documents.

(f)        Subsection 1(xviii) of the Sales Agreement is hereby amended by adding the words “Following the issuance of any Shares, the Company will make the required filings and applications to the Financial Conduct Authority (“FCA”) with respect to the listing of the Shares on the standard segment of the FCA’s Official List and to the LSE for admission of the Shares to trading on the Main Market of the LSE.” following the last sentence of the subsection, such that subsection 1(xviii) of the Sales Agreement, as amended, reads as follows:

The TSX has conditionally approved the listing of the Shares, subject to fulfilling all of the requirements of the TSX and the Shares have been approved for listing, subject to official notice of issuance, on the NYSE. Following the issuance of any Shares, the Company will make the required filings and applications to the Financial Conduct Authority (“FCA”)

with respect to the listing of the Shares on the standard segment of the FCA’s Official List and to the LSE for admission of the Shares to trading on the Main Market of the LSE.

(g)        The first sentence of subsection 1(xx) of the Sales Agreement is hereby amended by adding the words “and territories” after the words “in each of the provinces”, such that the first sentence of subsection 1(xx) of the Sales Agreement, as amended, reads as follows:

The Company is a reporting issuer, or the equivalent thereof, in each of the provinces and territories of Canada.

(h)        The first sentence of subsection 1(xxi) of the Sales Agreement is hereby amended by adding the words “, LSE” after the words “the TSX”, such that the first sentence of subsection 1(xxi) of the Sales Agreement, as amended, reads as follows:

The currently issued and outstanding Common Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, except for subsequent issuances, if any, pursuant to this Agreement, pursuant to (i) the exercise of stock options granted and outstanding under the Company’s share option plan, (ii) restricted share rights granted and outstanding under the Company’s restricted share plan, (iii) any securities issued under any other equity compensation plan adopted by the Company from time to time, (iv) issued and outstanding warrants which are exercisable into Common Shares, (v) any securities issued by the Company pursuant to any transaction or precious metals purchase agreement from time to time, in each case where the number and value of such securities issued is not material, (vi) the Common Shares reserved for issuance under the Company’s dividend reinvestment plan or (vii) as otherwise described in the Registration Statement, the General Disclosure Package and the Prospectuses, no person currently has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Company or any other security convertible into or exchangeable for any such shares, and the currently issued and outstanding Common Shares are listed and posted for trading solely on the TSX, LSE and NYSE.

(i)         The second sentence of subsection 1(xxi) of the Sales Agreement is hereby amended by adding the words “, the LSE” after the words “the NYSE”, such that the second sentence of subsection 1(xxi) of the Sales Agreement, as amended, reads as follows:

No order ceasing or suspending trading in any securities of the Company is currently outstanding and no proceedings for such purpose are, to the knowledge of the Company, pending or threatened, nor has the Company taken any action designed to, or likely to have the effect of, terminating the listing of the Common Shares (including the Shares) on the NYSE, the LSE or the TSX.

(j)         The second sentence of subsection 2(a) of the Sales Agreement is hereby amended by removing the words “and are made in compliance with the exemptive relief decision dated April 7, 2020, obtained by the Company pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions, providing relief from certain Canadian Securities Laws with respect to the sale of the Shares (the “Exemption”)”, such that the second sentence of subsection 2(a) of the Sales Agreement, as amended, reads as follows:

Sales of the Shares, if any, through an Agent acting as sales agent will be made by means of (i) ordinary brokers’ transactions on the NYSE or another United States “marketplace”, as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”), upon which the Shares are listed, quoted or otherwise traded (“United States marketplace”), (ii) ordinary brokers’ transactions on the TSX that constitute an “at-the-market-distribution” under NI 44-102, (iii) in the case of Canadian

Agents, another Canadian “marketplace”, as such term is defined in NI 21-101, upon which the Shares are listed, quoted or otherwise traded (“Canadian marketplace” and together with the United States marketplace, “marketplaces” and each, a “marketplace”) or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

(k)        The first sentence of subsection 3(e) of the Sales Agreement is hereby amended by removing the words “(disregarding, for such purpose, the applicability of the Exemption)”, such that the first sentence of subsection 3(e) of the Sales Agreement, as amended, reads as follows:

Unless accessible from SEDAR or EDGAR, the Company will furnish to the Agents, without charge, upon execution of this Agreement and thereafter during the period in which a prospectus is (or, but for the exception afforded by Rule 172 of the 1933 Act Regulations (“Rule 172”), would be) required by the 1933 Act or the Canadian Securities Laws, to be delivered in connection with any offer or sale of Shares, such number of copies of the Prospectuses (as amended or supplemented) as the Agents may reasonably request.

(l)         The first sentence of subsection 3(f) of the Sales Agreement is hereby amended by removing the words “(disregarding, for such purpose, the applicability of the Exemption)”, such that the first sentence of subsection 3(f) of the Sales Agreement, as amended, reads as follows:

The Company, during the period in which a prospectus is (or, but for the exception afforded by Rule 172, would be) required by the 1933 Act or the Canadian Securities Laws to be delivered in connection with any offer or sale of Shares, will file all documents required to be filed with the Commission pursuant to the applicable provisions of the 1934 Act and with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws within the time periods prescribed by, and meeting the requirements of, the 1934 Act, the 1934 Act Regulations and the Canadian Securities Laws, as appropriate.

(m)       The first sentence of subsection 3(j) of the Sales Agreement is hereby amended by adding the words “, LSE” after the words “the NYSE”, such that the first sentence of subsection 3(j) of the Sales Agreement, as amended, reads as follows:

The Company will use its best efforts to effect and maintain the listing of the Shares on, and satisfy the requirements of, the NYSE, LSE and TSX.

(n)        The second sentence of subsection 3(j) of the Sales Agreement is hereby amended by adding the words “, the LSE” after each instance of the words “the TSX”, such that the second sentence of subsection 3(j) of the Sales Agreement, as amended, reads as follows:

For so long as the Common Shares are listed on the TSX, the LSE or the NYSE, the Company will provide the TSX, the LSE or the NYSE, as applicable, with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX, the LSE or the NYSE, as applicable.

(o)        Subsection 3(q) of the Sales Agreement is hereby amended by removing the words “, the Exemption,” and by adding the words “, the LSE” after the words “the NYSE”, such that subsection 3(q) of the Sales Agreement, as amended, reads as follows:

The Company consents to the extent permitted under applicable U.S. securities laws, Canadian Securities Laws, the rules of the NYSE, the LSE and the TSX and under this Agreement, to the Agents trading in the Common Shares (i) for their own account, provided that if an Agent has received a sales instruction from the Company pursuant to Section 2(b) hereof, such Agent will not trade in Common Shares for their own account while such sales instruction remains in effect without a written express authorization from the Company of such trades by such Agent, except that such Agent may engage in trading that is permitted by the Volcker Rule, it being understood that all other Agents that are not in receipt of a sales instruction at such time can trade in Common Shares without Company consent, and (ii) for the account of their clients including at the same time as sales of Shares occur pursuant to this Agreement, provided that, by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(p)         Subsection 4(a) of the Sales Agreement is hereby amended by adding the words “, the LSE” after the words “the NYSE”, such that subsection 4(a) of the Sales Agreement, as amended, reads as follows:

The Company will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement and Canadian Base Prospectus (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation and, if applicable, printing and delivery to the Agents of copies of any preliminary prospectus, any Issuer Free Writing Prospectus and the Prospectuses and any amendments or supplements thereto, (iii) the issuance and delivery of the Shares (including certificates representing such Shares, if any), including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Shares to the Agents, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Shares under securities laws in accordance with the provisions of Section 3(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Agents in connection therewith, (vi) the fees and expenses of the Company’s transfer agent and registrar for the Shares, (vii) the filing fees incident to the review by FINRA of the terms of sales of Shares, (viii) the fees and expenses incurred in connection with the listing of the Shares on the NYSE, the LSE and the TSX, (ix) up to a maximum of US$350,000 for the reasonable fees, disbursements and expenses of Shearman & Sterling LLP, United States counsel to the Agents, and Blake Cassels & Graydon LLP, Canadian counsel to the Agents, in connection with this Agreement, the Registration Statement, the initial Prospectuses in connection with the establishment of the ATM Program and otherwise in connection with the establishment of the ATM Program, an invoice for which expenses BofA or such counsel will provide to the Company promptly following execution of this Agreement, and which amount the Company will remit to BofA or such counsel promptly after the Company’s receipt of such invoice, and (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for the sale of Shares caused by a breach of the representations contained in the second sentence of Section 1(lvi) and the second sentence of Section 1(lvii) hereof.

(q)         The second sentence of subsection 5(a) of the Sales Agreement is hereby amended by removing the words “, and the Exemption shall remain in full force and effect without amendment”, such that the second sentence of subsection 5(a) of the Sales Agreement, as amended, reads as follows:

The Company shall have filed the Canadian Prospectus Supplement with the Canadian Qualifying Authorities in the manner and within the time period required by NI 44-101 and NI 44-102.

(r)         Section 13 of Exhibit B to the Sales Agreement is hereby amended by removing the words “, the Exemption”, such that section 13 of Exhibit B to the Sales Agreement, as amended, reads as follows:

Except such as have been made or obtained under the applicable Canadian Securities Laws, and except for filings after the date hereof by the Company required under applicable Canadian Securities Laws, the rules and policies of the TSX and any undertaking to a securities regulatory authority, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority in Canada is required, for the execution, delivery and performance by the Company of the Sales Agreement or the consummation by the Company of the transactions contemplated therein.

Section	4 No Other Amendments, Waivers or Consents
(a)	Except as expressly amended, waived or consented to herein, the Sales Agreement, as well as any document or agreement entered into between the parties in connection thereto shall be unmodified and shall continue to be in full force and effect in accordance with their terms.
(b)	The Sales Agreement shall be deemed to be amended as of and from the date hereof.
(c)	All provisions of the Sales Agreement, as amended by this Amending Agreement, are hereby ratified and confirmed and shall continue in full force.
Section	5 Counterparts

This Amending Agreement may be executed in any number of separate counterparts and by original or electronic signature in facsimile or pdf copy, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section	6 Severability

If any term or provision of this Amending Agreement or the application thereof to any party or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining terms and provisions of this Amending Agreement shall not in any way be affected or impaired thereby, and the affected term or provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Amending Agreement.

Section	7 Governing Law

This Amending Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York and shall be treated in all respects as a New York contract.

[Remainder of Page is Intentionally Blank]

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement.

WHEATON PRECIOUS METALS CORP.

Per:	/s/ Gary Brown
Name: Gary Brown
Title: Senior Vice-President & Chief Financial Officer

BOFA SECURITIES, INC.

Per:	/s/ Scott Robertson
Name: Scott Robertson
Title: Managing Director

MERRILL LYNCH CANADA INC.

Per:	/s/ Scott Langley
Name: Scott Langley
Title: Managing Director

BMO CAPITAL MARKETS CORP.

Per:	/s/ Brad Pavelka
Name: Brad Pavelka
Title: Managing Director, Equity Capital Markets

BMO NESBITT BURNS INC.

Per:	/s/ Jamie Rodgers
Name: Jamie Rodgers
Title: Managing Director

RBC CAPITAL MARKETS, LLC

Per:	/s/ Michael Ventura
Name: Michael Ventura
Title: Managing Director, Equity Capital Markets

RBC DOMINION SECURITIES INC.

Per:	/s/ Craig Dudra
Name: Craig Dudra
Title: Managing Director

SCOTIA CAPITAL (USA) INC.

Per:	/s/ John Cronin
Name: John Cronin
Title: Managing Director

SCOTIA CAPITAL INC.

Per:	/s/ Geoff Smith
Name: Geoff Smith
Title: Managing Director

CIBC WORLD MARKETS INC.

Per:	/s/ Matthew Dugaro
Name: Matthew Dugaro
Title: Managing Director

TD SECURITIES INC.

Per:	/s/ Edward J. McGurk
Name: Edward J. McGurk
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

Per:	/s/ Morton Eisenhardt
Name: Morton Eisenhardt
Title: Managing Director

MUFG SECURITIES AMERICAS INC.

Per:	/s/ Jason J. Demark
Name: Jason J. Demark
Title: Director

MIZUHO SECURITIES USA LLC

Per:	/s/ Josh Weismer
Name: Josh Weismer
Title: Managing Director

EIGHT CAPITAL

Per:	/s/ David Morrison
Name: David Morrison
Title: Principal, President and Chief Executive Officer

RAYMOND JAMES LTD.

Per:	/s/ John Willett
Name: John Willett
Title: Managing Director

CANACCORD GENUITY CORP.

Per:	/s/ Gunnar Eggertson
Name: Gunnar Eggertson
Title: Managing Director, Global Mining Mergers and Acquisitions, Investment Banking